Skadden, Arps, Slate, Meagher & Flom

42/F, Edinburgh Tower,

The Landmark

15 Queen’s Road Central, Hong Kong

January 16, 2007

VIA EDGAR

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Mr. Perry Hindin, Esq.
Mr. Donald C. Hunt, Esq.

JA Solar Holdings Co., Ltd.

Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of JA Solar Holdings Co., Ltd. (the “Company”), we are transmitting for filing in electronic format pursuant to Rule 101(a)(1)(i) of Regulation S-T under the Securities Act of 1933, as amended (the “Securities Act”), a Registration Statement on Form F-1 (the “Registration Statement”), relating to a proposed underwritten public offering of American depositary shares representing the Company’s ordinary shares. The Company has separately filed a confidential treatment request with the Office of the Secretary of the Commission for Exhibit 10.10 to the Registration Statement, Contract for the Delivery of Solar Cells with PowerLight Corporation.

A wire transfer in the amount of $26,864 in payment of the registration fee (including the estimated registration fee of $26,764, plus $100 for any extra amount that may be required) has been transmitted to the account of the Commission at Mellon Bank, Pittsburgh, Pennsylvania.

The original signature pages to the Registration Statement have been manually executed and will be retained by the Company in accordance with Rule 302(b) of Regulation S-T.

Please telephone the undersigned in Hong Kong at the office: (852) 3740-4780 or mobile phone: (852) 9460-8675 if we may be of any assistance in answering questions which may arise in connection with the Registration Statement.

Very truly yours,

/s/ Gregory G. H. Miao

Gregory G. H. Miao

cc:	Huaijin Yang,

CEO, JA Solar Holdings Co., Ltd.

Martin Foley

PricewaterhouseCoopers